EXHIBIT 4.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

This management’s discussion and analysis (“MD&A”) of the operating results and financial position of Alamos Gold Inc. and its subsidiaries (the “Company”) is for the year ended December 31, 2011 compared with the year ended December 31, 2010. Together with the consolidated financial statements and related notes, the MD&A provides a detailed account and analysis of the Company’s financial and operating performance for the year. The Company’s functional and reporting currency is the United States dollar. This MD&A is current to February 21, 2011 and should be read in conjunction with the Company’s Annual Information Form and other corporate filings available at www.sedar.com (“SEDAR”). Management is responsible for the consolidated financial statements referred to in this MD&A, and provides officers disclosure certifications filed with securities commissions on SEDAR. The Audit Committee reviews the consolidated financial statements and MD&A, and recommends approval to the Company’s Board of Directors.

The MD&A should be read in conjunction with the consolidated financial statements of the Company and related notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Refer to Note 3 of the December 31, 2011 consolidated financial statements for disclosure of the Company’s significant accounting policies and a discussion of future accounting policy changes.

Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators (“CSA”) and Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standards. While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under the Securities and Exchange Commission (“SEC”) standards in the United States (“U.S.”). As such, information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable reserves.

2011 RESULTS

Overview

Alamos Gold Inc. is a publicly-traded company on the Toronto Stock Exchange (TSX: AGI). The Company owns and operates the Mulatos mine (“Mulatos” or the “Mine”) within the Salamandra group of concessions located in the state of Sonora in northwest Mexico. In addition, the Company owns the Ağı Dağı and Kirazlı advanced-stage gold development projects, located in the Biga Peninsula of northwestern Turkey.

Mexico

The Salamandra group of concessions comprises 30,536 hectares, and contains the producing Mine as well as several advanced and grassroots exploration projects. The Mine achieved commercial production in 2006 and produces gold in dore form for shipment to a refinery. Exploration potential includes both mineralized extensions and satellite deposits in close proximity to the existing mining operations. Proven and probable reserves as at December 31, 2010 were 58.5 million tonnes grading 1.27 grams of gold per tonne of ore (“g/t Au”) for approximately 2.4 million contained ounces of gold, providing a mine life of approximately 9 years at current production levels. The Company expects to release an updated reserve and resource estimate as at December 31, 2011 in March 2012.

Turkey

In early 2010, the Company acquired the 7,657 hectare Ağı Dağı and Kirazlı gold development projects, which contain established mineral resources and several highly prospective exploration targets. In March 2010, the Company published a preliminary economic assessment technical report (the “Scoping Study”) evaluating the economic potential of developing Ağı Dağı and Kirazlı into gold mines. The findings of the Scoping Study were positive and the Company has advanced the projects to the preliminary feasibility stage. In addition, the Company owns the Çamyurt exploration project located approximately three kilometres southeast of Ağı Dağı. As a result of exploration work completed in 2011, the Company believes that Çamyurt has the potential to develop into a stand-alone gold development project.

Measured and indicated mineral resources at Ağı Dağı and Kirazlı (reported at a 0.2 g/t Au cut-off) at March 31, 2011 total 93.4 million tonnes grading 0.65 g/t Au and 5.13 g/t silver (“Ag”) for approximately 2 million ounces of gold and 15.4 million ounces of silver. Inferred mineral resources total 26.4 million tonnes grading 0.54 g/t Au and 4.03 g/t Ag, for approximately 0.5 million contained ounces of gold and 3.4 million contained ounces of silver.

Fourth Quarter 2011 Highlights

In the fourth quarter of 2011, the Company:

•	Produced 46,500 ounces of gold at a cash operating cost of $387 per ounce of gold sold (total cash costs inclusive of royalties were $471 per ounce of gold sold).

•	Recognized record quarterly earnings of $21.3 million ($0.18 per basic share).

•	Generated record quarterly cash from operating activities of $37.3 million ($0.32 per basic share).

•	Sold 45,224 ounces of gold for $76.3 million, generating operating revenues of $71.1 million and pre-production revenues from the Escondida zone of $5.2 million.

•	Achieved record crusher throughput for the quarter, averaging 16,000 tonnes of ore stacked per day (“tpd”).

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MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Full Year 2011 Highlights

In the year ended December 31, 2011, the Company:

•	Sold 151,000 ounces of gold for $234.7 million, generating operating revenues of $227.4 million and pre-production revenues from the Escondida zone of $7.4 million.

•	Produced 153,000 ounces of gold at a cash operating cost of $368 per ounce of gold sold (total cash cost inclusive of royalties of $444 per ounce of gold sold).

•	Recognized earnings of $60.1 million ($0.51 per share) compared to earnings of $63.8 million ($0.55 per share) in 2010.

•	Generated record annual cash from operating activities of $106.5 million ($0.91 per basic share) compared to $89.6 million ($0.78 per basic share) in 2010.

•	Reported a 19% increase in measured and indicated resources at Ağı Dağı and Kirazlı compared to the 2010 year-end reserve and resource statement.

•	Announced the discovery of the Çamyurt zone and the potential to develop Çamyurt into a stand alone mining project.

•	Doubled the semi-annual dividend from $0.035 to $0.07 per share and paid $14.1 million in dividends during the year.

Subsequent to quarter-end, the Company:

•	Announced 2012 production guidance of 200,000 to 220,000 ounces, a significant increase from 2011, while maintaining cash cost guidance at $365-$390 per ounce (exclusive of the 5% royalty).

•	Completed construction of the mill to process high-grade ore from the Escondida zone. Commissioning is ongoing with high-grade gold production expected by the end of the first quarter of 2012.

•

Reported encouraging drill results at El Victor North with the potential to expand reserves along the northern boundary of the Gap to El Victor trend. Drill highlights included 4.72 g/t Au over 45.7 meters, 2.58 g/t Au over 59.5 meters and 2.40 g/t Au over 59.5 meters.

•	Increased its semi-annual dividend 43% from $0.07 per share to $0.10 per share, representing a 233% increase since the first semi-annual dividend was declared in the first quarter of 2010.

Results of Operations

Gold production of 153,000 ounces in 2011 decreased 2% compared to gold production of 156,000 ounces in 2010. The table below outlines key production indicators in 2011 and 2010:

Production summary	Q1 2011	Q2 2011	Q3 2011	Q4 2011	YTD 2011	YTD 2010

Ounces produced (1)	37,500	36,000	33,000	46,500	153,000	156,000

Ore crushed (tonnes)	1,069,000	1,373,000	1,255,000	1,467,000	5,164,000	4,729,000
Grade (g/t Au)	1.26	1.27	1.35	1.33	1.31	1.60
Contained ounces stacked	43,270	56,100	54,500	62,970	217,030	243,100

Ratio of ounces produced to contained ounces stacked	87%	64%	61%	74%	71%	64%

Ore mined (tonnes)	1,174,000	1,320,000	1,360,000	1,473,000	5,327,000	4,670,000
Waste mined (tonnes)	640,000	850,000	1,385,000	611,000	3,486,000	3,651,000
Total mined (tonnes)	1,814,000	2,170,000	2,745,000	2,084,000	8,813,000	8,321,000

Waste-to-ore ratio	0.55	0.64	1.02	0.41	0.65	0.78

Ore crushed per day (tonnes)	11,900	15,000	13,500	16,000	14,100	13,000

(1)

Reported gold production for YTD 2010 has been adjusted to reflect final refinery settlement. Reported gold production for Q4 2011 and YTD 2011 is subject to final refinery settlement and may be adjusted.

2011 RESULTS

Fourth Quarter 2011

Gold production in the fourth quarter of 2011 of 46,500 ounces was 41% higher than production of 33,000 ounces in the third quarter of 2011 and 2% higher than production of 45,800 ounces in the fourth quarter of 2010.

The significant increase in production in the fourth quarter compared to the third quarter of 2011 was attributable to an increase in the ratio of ounces produced to contained ounces stacked or “recovery ratio1”, in addition to a 17% increase in the number of tonnes of ore crushed. Due to flooding at a suppliers’ processing facility, the Company experienced a cyanide supply shortage from May to September 2011 that resulted in the deferral of gold production from the third to the fourth quarter when cyanide levels were returned to optimal levels. As a result of this, the recovery ratio increased from 61% in the third quarter to 74% in the fourth quarter of 2011. In addition, increased crusher throughput resulting from operational improvements and improved weather conditions contributed to higher gold production in the fourth quarter compared to the third quarter rainy season. Gold production in the fourth quarter of 2011 was consistent with the fourth quarter of 2010.

Full Year 2011

In 2011, gold production of 153,000 ounces was within the Company’s revised production guidance range of 145,000 to 160,000 ounces and was marginally below 156,000 ounces produced in 2010.

The decrease in 2011 gold production from 2010 was attributable to an 11% increase in the recovery ratio and a 9% increase in crusher throughput being offset by a budgeted 18% decrease in grade.

The recovery ratio in 2011 was 71%, an 11% increase over the comparable period of 2010, and consistent with the Company’s budgeted recovery ratio for the year of 70%. The recovery ratio was lower than budgeted in the second and third quarters of the year due to low concentrations of cyanide in solution as a result of a reduction in cyanide shipments from our primary supplier. Once normal cyanide shipments were resumed in the third quarter, deferred gold production was realized, increasing the fourth quarter recovery ratio to 74%.

[1]	“recovery ratio” is defined as the ratio of gold ounces produced divided by the number of contained ounces stacked over a specific period.

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MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Crusher throughput in 2011 averaged 14,100 tpd, 9% higher than 13,000 tpd in the same period of last year. Crusher throughput increased sharply in the last quarter of 2011, averaging 16,000 tpd. Higher crusher throughput resulted from generally improved operating and maintenance practices and has been achieved without sacrificing size quality. The size of crushed ore stacked on the leach pad was 90% passing 3/8th’s of an inch in 2011.

The grade of ore crushed in 2011 of 1.31 g/t Au was higher than the budgeted grade of 1.24 g/t Au, but below the grade in 2010 of 1.60 g/t Au. Applying higher gold price assumptions to the mine model has resulted in material previously classified as waste becoming economic to mine and therefore classified as low grade ore. This has the effect of lowering the average grade mined. The reconciliation of mined blocks to the block model for the year ended December 31, 2011 was -7%, +18% and 11% for tonnes, grade and ounces respectively. Since the start of mining activities in 2005, the project-to-date reconciliation is -2%, +10%, +8% for tonnes, grade and ounces, respectively. Positive reconciliation variances indicate that the Company is mining more gold than what was indicated in the reserve model.

The following table compares costs per tonne for the periods ended 2011 and 2010:

Costs per tonne summary	Q1 2011	Q2 2011	Q3 2011	Q4 2011	2011	2010
Mining cost per tonne of material (ore and waste)	$2.00	$2.13	$1.83	$1.65	$1.90	$2.09

Waste-to-ore ratio	0.55	0.64	1.02	0.41	0.65	0.78

Mining cost per tonne of ore	$3.09	$3.51	$3.70	$2.34	$3.14	$3.73
Crushing/conveying cost per tonne of ore	$2.52	$2.43	$2.56	$2.24	$2.42	$2.11
Processing cost per tonne of ore	$3.19	$2.13	$3.36	$3.44	$3.02	$2.87
Mine administration cost per tonne of ore	$2.24	$1.88	$1.85	$1.74	$1.91	$2.01

Total cost per tonne of ore	$11.04	$9.95	$11.47	$9.76	$10.49	$10.72

Total cost per tonne of ore in 2011 of $10.49 decreased 2% compared to 2010. The lower cost per tonne of ore in 2011 compared to 2010 is primarily attributable to increases in the tonnes of ore mined and crushed which result in fixed costs such as salaries and administration being lower on a per tonne basis. In addition, higher by-product credits resulting from the sale of silver at substantially higher prices offset increased cyanide and power costs and costs associated with the strengthening in the average value of the Mexican peso compared to the United States dollar.

Mining cost per tonne of material was $1.90 in 2011, 9% lower than $2.09 in 2010 as a result of lower drilling costs in 2011 compared to 2010 and a 6% increase in the number of total tonnes mined. The higher tonnes of ore mined in 2011 helped to offset increases in key input costs such as diesel and maintenance.

2011 RESULTS

Crushing and conveying cost per tonne of ore of $2.42 was 15% higher in 2011 than in 2010. In 2010, the Company made a number of improvements to the crushing circuit including closing the circuit and adding a scalping screen plant to improve crusher throughput. Higher costs in 2011 were the result of the inclusion of incremental power and maintenance costs associated with these improvements for the full year.

Processing costs per tonne of ore in 2011 were $3.02 compared to $2.87 in 2010, a 5% increase. Higher processing costs were attributable to higher cyanide costs in the latter half of 2011, given the supply shortage that was experienced. The increased cyanide costs were offset by higher by-product credits arising from the sale of silver in higher quantities and at higher realized prices than in 2010.

Mine administration costs per tonne of ore in 2011 decreased 5% relative to 2010. Increased overall spending associated with headcount additions, camp and security contractors and road maintenance have been more than offset on a per-tonne basis by the increase in tonnes mined and stacked.

Cash operating costs of $368 per ounce of gold sold in 2011 were at the low end of the Company’s revised guidance, but were 22% higher than $302 in 2010. This increase is primarily attributable to an 18% decrease in the grade of ore mined. Cash operating costs include total costs incurred in the period, in addition to inventory adjustments that recognize the allocation of costs to and from the Company’s in-process leach pad gold inventory in the period. The Company utilizes a gold process flow inventory model that allocates total costs incurred to the recoverable ounces stacked on the leach pad in that period, and charges each ounce of gold produced on an average cost basis. Accordingly, cash operating costs reflect not only the cash spent in a period, but also an adjustment to reflect the increase or decrease in the leach pad inventory. A reconciliation of total costs to cash operating costs is presented below:

Cash operating cost reconciliation	2011	2010

Total cost per tonne of ore	$10.49	$10.72
Ore crushed (tonnes)	5,164,000	4,729,000
Total cost	$54,170,000	$50,695,000
Inventory adjustments to reflect additional ounces produced from (allocated to) leach pad inventory and other period costs	($302,000)	($4,135,000)
Mining and processing costs allocated to ounces sold as reported on income statement	$53,868,000	$46,560,000
Ounces sold	146,390 (1)	154,343
Cash operating cost per ounce sold	$368	$302

(1)

Total ounces sold in 2011 were 151,000, of which 4,610 ounces were estimated to have been derived from ore processed in developing the Escondida zone and have been accounted for as pre-production ounces with the associated revenues and operating costs offset against capitalized development costs.

In 2011, the Company increased the number of ounces on the leach pad inventory as the number of ounces produced was lower than the number of recoverable ounces stacked. Leach pad inventory, which incorporates both cash operating costs and amortization, has increased to $11.9 million at December 31, 2011 from $10.5 million at December 31, 2010, reflecting an increase in ounces on the pad in addition to higher cash operating costs and amortization per ounce.

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MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Investments in Mineral Property, Plant and Equipment and Acquisitions

A summary of the cash invested in operating capital and development activities for the period ended December 31, 2011 is presented below:

2011
($000)
Operating and expansion capital – Mexico
Water Treatment Plant	6,473
Crushing system	6,044
Component changes	2,365
Leach pad – inter-lift liners	1,554
Pumping system	1,201
Other	3,069
20,706
Development – Mexico
Escondida development	31,206
Pre-production operating cash flow	(5,321)
Escondida gravity mill	17,348
Capitalized exploration	3,118
Mulatos relocation	522
46,873
Development – Turkey
Development and capitalized exploration	8,687
Equipment	296
8,983
Head office – Toronto
Leasehold improvements and furniture	477
477
Cash invested in mineral property, plant and equipment and exploration and evaluation assets	77,039

Operating and Expansion Capital - Mexico

Operating capital spending in Mexico in 2011 was focused primarily on completing construction of the water treatment plant and improvements to the crushing circuit. The water treatment plant processes and treats waste water prior to discharge or re-use in operations, and was operational in the fourth quarter of 2011. Crusher spending included replacing a tertiary crusher in addition to commencing an overhaul of the primary and secondary crushers. Other major capital spending in 2011 included leach pad inter-lift liners and upgrading the pumping system at the mine, both designed to improve mine operating performance in adverse weather conditions. Other significant investments in 2011 included $2.4 million for component changes and $3.1 million of other sustaining capital.

Forecast operating capital spending for 2012 includes $7.9 million in sustaining capital, $5.4 million for crusher improvements and $3 million for construction activities.

2011 RESULTS

Development - Mexico

Development activities in Mexico in 2011 were focused on completing development of the Escondida zone of the Mulatos pit and construction of the gravity mill to process high-grade ore from Escondida and potentially from San Carlos and other high-grade zones at Mulatos. Total capital spending related to Escondida was $48.6 million, of which $31.2 million was related to pre-stripping development activities and $17.4 million was capitalized related to construction of the gravity mill. Development activities remain on schedule and high-grade ore is currently available to be processed. The gravity mill arrived on site in November and was assembled and constructed in January 2011. Commissioning and operator training are underway and production from the high-grade zone is expected by the end of the first quarter of 2012.

While developing the Escondida zone throughout the latter half of 2011, the Company encountered ore-grade material that had been classified as waste in the block model. This low grade Escondida ore averaged 1.31 g/t Au and was stacked on the heap leach pads for processing. The Company estimates that it sold approximately 4,610 ounces of gold from the Escondida zone in the second half of 2011 for revenues of $7.4 million and net operating cash flow of $5.3 million. This operating cash flow is considered to have been generated in the pre-production phase and is incidental to overall planned cash flows from the Escondida zone. Accordingly, the operating cash flows of $5.3 million are offset against capitalized Escondida development costs. The sale of additional ounces of gold from the Escondida zone will continue to be offset against capitalized costs until such time as the gravity mill is operating.

Gold production for 2012 is forecast to increase to between 200,000 and 220,000 ounces of gold. The gravity mill is expected to add a minimum of 67,000 ounces of production in 2012 at a grade of 13.4 g/t Au. Based on bulk sample testing conducted in 2007, the Company believes that there is the potential for higher production from the gravity mill as a result of realizing positive grade reconciliation to the reserve grade.

Metallurgical testing completed in 2011 demonstrated that higher grade ore at San Carlos is amenable to gravity processing, potentially doubling the amount of feed available for the gravity plant. As a result, the Company anticipates that it will be able to extend the processing life of the gravity mill beyond the current three year reserve life of Escondida. Further optimization and metallurgical studies are underway in order to continue to increase the amount of high grade ore that can be processed through the gravity mill.

Development – Turkey

On January 6, 2010, the Company acquired the Ağı Dağı and Kirazlı advanced-stage gold projects located on the Biga Peninsula of northwestern Turkey. Ağı Dağı is located approximately 50 kilometres southeast of Çanakkale and Kirazlı is located approximately 25 kilometres northwest of Ağı Dağı. Çanakkale is the largest centre on the Biga Peninsula with a population of approximately 97,000. Infrastructure in close proximity to the project is excellent and well-serviced with paved roads, transmission lines, and electricity generating facilities.

Shortly after acquiring Ağı Dağı and Kirazlı, the Company released a Scoping Study in March 2010. The Scoping Study outlined measured and indicated resources of 0.9 million ounces of gold, and inferred resources of 0.4 million ounces of gold. These results supported the decision to advance the project to the preliminary feasibility stage given the robust economics of the projects, including average production of 135,000 ounces per annum over a minimum

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MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

8-year mine life. Following this decision, the Company released its 2010 year-end resource and reserve statement, showing an increase in indicated resources to 1.65 million ounces of gold, and inferred resources of 0.4 million ounces of gold.

In addition to continued exploration success at Ağı Dağı and Kirazlı in 2011, the Company also discovered the Çamyurt deposit and determined that it has the potential to be a stand-alone mining project. In September 2011, the Company released an updated resource estimate for Ağı Dağı and Kirazlı. Measured and indicated in-pit resources (oxide only) increased 19% to 1.96 million ounces, while inferred resources increased 10% to 0.5 million ounces.

Due to the significant increase in measured and indicated resources, the Company has resized the scale and scope of the projects, requiring additional geotechnical drilling and engineering which extended the completion deadline of the preliminary feasibility study to the second quarter of 2012. The Company expects that increased throughput and processing rates could result in higher annual production rates than initially reported in the Scoping Study of 135,000 ounces per annum.

In addition to completing the preliminary feasibility study, the Company is in the process of completing final Environmental Impact Assessment (“EIA”) reports for each of the Ağı Dağı, Kirazlı and Çamyurt projects. The Company currently intends to submit the final EIA for Ağı Dağı and Çamyurt late in the second quarter of 2012, with the Kirazlı EIA submitted thereafter. A response from the Turkish government is expected in the third quarter of 2012. Permitting and construction activities are expected to take up to eighteen months once the final EIA is approved.

In 2011, total expenditures in Turkey were $13.2 million, of which $9 million was capitalized. Investments were focused on exploration, engineering and permitting work to support the preliminary feasibility study. The Company had six drill rigs operating in 2011, focused on condemnation, geotechnical and exploration drilling at a cost of $8.3 million. In addition, consultant and metallurgical testing costs related to the pre-feasibility study totalled $1.9 million, while capital purchases, salaries and other costs comprised $3 million.

Exploration Summary

Total exploration expenditures in 2011 were $16.7 million. In Mexico, total exploration spending in 2011 was $8.4 million, of which $5.3 million related to drilling El Carricito and administration costs were expensed, while $3.1 million of drilling costs at El Victor and San Carlos were capitalized. Total exploration spending in Turkey was $8.3 million, of which $4.2 million primarily related to drilling at Çamyurt was expensed, while $4.1 million related to work at Ağı Dağı and Kirazlı was capitalized.

Exploration - Mexico

The Company had up to five drills operating throughout 2011 drilling a total of 52,300 m in 321 holes, with exploration activities focused on the following areas:

Zone	Location	Stage
El Victor North	Contiguous with Mulatos Pit	Resource expansion
San Carlos	Northeast of El Victor	Resource expansion
El Carricito	20 kilometres southwest of the Mulatos Pit	Exploration

2011 RESULTS

El Victor North

In the latter half of 2011, exploration activities in the Mulatos district focused on the El Victor North area with up to four drill rigs active. Access to El Victor North was granted in July 2011 after a twelve-year hiatus. The El Victor North area contains silica alteration identical to the El Victor deposit and is a northwestern extension of El Victor reserve mineralization. El Victor North has the potential to expand reserves along the northern boundary of the Gap to El Victor trend. All holes drilled to-date have encountered significant intervals of favourable silicic or advanced argillic alteration, and should extend the El Victor pit north and west of the current pit design outline.

A total of 16,200 metres in 124 holes were drilled in the El Victor area in 2011. Drill results are encouraging and the results received to-date have confirmed the continuity and extension of the El Victor mineralized body with results typical of those reported in the past. New intercepts from recent drilling include:

•	2.40 g/t Au over 59.5 metres (11EV119)

•	4.72 g/t Au over 45.7 meters (11EV120)

•	1.78 g/t over 29.0 metres (11EV124)

•	1.53 g/t Au over 53.4 metres (11EV126)

•	2.58 g/t over 59.5 metres (11EV132)

•	4.27 g/t over 16.8 metres (11EV134)

Total exploration spending at El Victor North in 2011 was $2.1 million. An updated reserve and resource estimate at El Victor will be completed as part of the year-end global reserve and resource statement to be published in the first quarter of 2012.

San Carlos

In March 2011, the Company reported initial pit-contained mineral reserves at San Carlos of 2.6 million tonnes grading 1.89 g/t Au for approximately 160,000 ounces. As a result of establishing reserves at San Carlos and in accordance with the Company’s accounting policy for exploration costs, $1 million of spending at San Carlos was capitalized in 2011.

Exploration activities in San Carlos in 2011 focused on testing extensions of the existing mineral resource area. In-fill and step-out drilling in the second quarter confirmed the continuity of high-grade mineralization towards the northeast. In addition, the Company has identified at least two additional sub-parallel structures, located up to 600 m from the resource area, with surface mapping indicating the potential for additional parallel zones to the northeast. The new zones are located at the same elevation as existing mineralization, but under significant overburden. As a result, the Company is evaluating the potential to mine a portion of the San Carlos deposit through underground mining methods.

In addition, the Company obtained positive results from metallurgical testing conducted on the high-grade ore at San Carlos. The results indicated that the high-grade ore is amenable to gravity separation, capable of providing an additional source of feed for the gravity plant that the Company is constructing to process the high-grade ore at Escondida. Ultimate recovery rates (gravity separation followed by leaching the tailings with cyanide) were 78% and 70% for the two large samples processed. The potential exists to further improve these levels of recovery and this will be evaluated in the next phase of testing. These results could potentially double the amount of feed for the high-grade gravity mill. San Carlos drilling was inactive in the fourth quarter as all drill rigs were allocated to the El Victor drilling program.

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MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

El Carricito

El Carricito is the largest area of favourable silicic and advanced argillic alteration in the Mulatos District. The zone of alteration is approximately 5.5 kilometres long, up to 2.7 kilometres wide, and is up to 300 metres thick in outcrop.

Exploration drilling at El Carricito began in late 2010 and continued throughout the majority of 2011. Drilling intersected broad zones of favourable alteration containing low-grade gold mineralization, with the best intercept at El Carricito being 85 m grading 0.53 g/t Au in hole 11CR77. Exploration drilling at El Carricito during the fourth quarter was focused on infill and step-out drilling of the Lower Cerro Carricito zone, where the most consistent and potentially economic gold concentrations occur. A significant area of low-grade gold mineralization with local ore-grade intercepts has been delineated. Reverse circulation drilling has been completed on 50 m centers sufficient for resource estimation, and core twins of select intercepts are in progress.

A total of 20,642 meters in 113 reverse circulation holes were drilled at Carricito during 2011, both as resource definition and exploration target evaluation holes. In addition, six core holes (588 m) have been completed to-date. The total cost of the Phase I program at El Carricito was $3 million.

Exploration - Turkey

Exploration expenditures in Turkey in 2011 totalled $8.3 million. A total of six drill rigs were active throughout the year drilling a total of 155 holes (28,600 m). Since the Company acquired its Turkish projects, a total of 51,200 m of drilling has been completed. Drilling in 2011 focused on in-fill and extension drilling of known zones of mineralization at Ağı Dağı, Kirazlı, and Çamyurt. The Company provided an updated mineral resource estimate for the Ağı Dağı and Kirazlı deposits during the third quarter of 2011 which demonstrated significant growth in measured and indicated resources to 1.96 million ounces of gold and 15.4 million ounces of silver in oxides.

Çamyurt

The Çamyurt project is located approximately three kilometres (“km”) southeast of the Company’s development-stage Ağı Dağı project. To-date in 2011, the Company has drilled 9,600 m of a planned 10,000 m drill program. In the fourth quarter of 2011, the Company continued to report encouraging drill results from Çamyurt which validate its potential to develop into a stand-alone mining project. Notable assay results include:

•	1.30 g/t Au over 41.6 metres (11-CYD-043)

•	1.34 g/t Au over 120.8 metres (11-CYD-044)

•	1.39 g/t Au over 41.2 metres (11-CYD-046)

•	1.53 g/t Au over 53.7 metres (11-CYD-047).

Drilling at Çamyurt has defined a mineralized zone that is continuous for at least 1,100 m along strike with additional potential to extend mineralization to the northeast. The steeply dipping oxidized body starts at surface, has been vertically defined to a minimum of 150

2011 RESULTS

metres, remains open at depth, and can reach up to 150 metres in thickness. An initial resource estimate at Çamyurt is planned to be included as part of the Company’s year-end global reserve and resource statement in the first quarter of 2012.

Financial Highlights

A summary of the Company’s financial results for the three-month periods and years ended December 31, 2011 and 2010 is presented below:

	Q4 2011	Q4 2010	2011	2010	2009(3)
Cash provided by operating activities before changes in non-cash working capital (000)(1)	$31,801	$34,972	$107,226	$94,796	$88,541
Changes in non-cash working capital (000)	$5,474	($970)	($692)	($5,148)	$7,066
Cash provided by operating activities (000)	$37,275	$34,002	$106,534	$89,648	$95,607

Earnings before income taxes (000)	$37,138	$27,270	$105,935	$90,468	$78,245
Earnings (000)	$21,294	$18,319	$60,081	$63,795	$55,962
Earnings per share
- basic	$0.18	$0.16	$0.51	$0.55	$0.52
- diluted	$0.18	$0.16	$0.51	$0.55	$0.51

Comprehensive income (000)	$21,703	$15,918	$60,333	$62,463	$56,655
Weighted average number of common shares outstanding
- basic	118,308,000	116,100,000	117,375,000	115,183,000	106,765,000
- diluted	119,563,000	117,735,000	118,669,000	116,907,000	108,749,000

Assets (000) (2)			$599,224	$506,436	$360,282

Dividends paid (000)	$8,280	$4,056	$14,114	$7,495	-

(1)	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.
(2)	Assets are shown as at December 31, 2011 and December 31, 2010.
(3)	Financial highlights for 2009 are in accordance with Canadian GAAP.

Higher realized gold prices and continued low cash costs contributed to the Company generating record cash from operating activities and record earnings in the fourth quarter of 2011. Cash from operating activities after changes in non-cash working capital in the fourth quarter of 2011 of $37.3 million ($0.32 per basic share) increased 10% relative to the same period of 2010.

Earnings before income taxes in the fourth quarter of 2011 were $37.1 million or $0.31 per share, compared to $27.3 million or $0.23 in the fourth quarter of 2010. Earnings in the fourth quarter of 2011 of $21.3 million or $0.18 per share increased 16% over 2010.

For the year ended December 31, 2011, cash from operating activities of $106.5 million or $0.91 per share increased 19% from the prior year due primarily to higher realized gold prices. Earnings before income taxes of $105.9 million or $0.90 per share increased 17% compared to the prior year. For the year ended December 31, 2011, earnings of $60.1 million were 6% lower than in 2010 as a result of higher deferred tax expense in 2011 and a $12.5 million ($0.11 per share) non-recurring gain in 2010 associated with a legal settlement. In addition,

12 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

reported earnings in 2011 exclude earnings associated with the sale of ounces produced from Escondida of approximately $3.2 million, which were offset against capitalized development costs.

Gold Sales

Details of gold sales are presented below:

	Q4 2011	Q4 2010	2011	2010

Gold sales (ounces)	45,224	44,507	151,000	154,343

Gold sales revenues (000)	$76,319	$60,791	$234,748	$189,272
Less: Pre-production revenues	($5,186)	-	($7,384)	-
Operating revenues (000)	$71,133	$60,791	$227,364	$189,272

Realized gold price per ounce	$1,688	$1,366	$1,555	$1,226
Average gold price for period (London PM Fix)	$1,687	$1,367	$1,572	$1,225

Gold sales revenues in the fourth quarter of 2011 were $76.3 million, 26% higher than sales of $60.8 million in the fourth quarter of 2010. The increase in gold sales in the fourth quarter is attributable to a 24% increase in the realized gold price per ounce, in addition to a 2% increase in the number of ounces sold. For the 2011 year, gold sales revenues of $234.7 million increased 24% due primarily to a higher gold price. In 2011, the Company estimated that $7.4 million of gold sales revenues was derived from the Escondida zone. This revenue was considered to be pre-production revenues and was offset against capitalized Escondida development costs.

The Company generally enters into forward sales contracts in order to match sales contracts with the next expected delivery date. The Company’s objective is to realize a gold sales price consistent with the average London PM Fix spot gold price. The realized gold price per ounce for the fourth quarter of 2011 was $1,688 per ounce, consistent with the average gold price for the period. For 2011, the realized gold price per ounce was $17 below the average gold price for the year as a result of lower than budgeted production in the third quarter, which limited the Company’s ability to benefit from an increase in the gold price during that period. As at December 31, 2011, the Company did not have any significant derivative activity outstanding related to gold, and is therefore fully leveraged to future changes in the price of gold.

Assessment of Gold Market

The market price of gold continues to exhibit significant volatility. Subsequent to the end of the fourth quarter of 2011, the spot market gold price had increased to over $1,750 per ounce on February 21, 2012. At this gold price, the Company realizes a mine operating cash margin (before taxes and corporate and administrative costs) in excess of $1,200 per ounce.

2011 RESULTS

Operating Expenses and Operating Margins

Mine operating costs allocated to ounces sold are summarized in the following table for the periods indicated:

	2011	2010	Change %

Gold production (ounces) (1)	153,000	156,000	(2%)
Gold sales (ounces) (2)	151,000(2)	154,343	(2%)

Cash operating costs (000)(3)	$53,868	$46,560	16%
- Per ounce sold	$368	$302	22%

Royalties (000)(4)	$11,157	$9,090	23%
Total cash costs (000)(5)	$65,025	$55,650	17%
- Per ounce sold	$444	$361	23%

Amortization (000)	$23,423	$20,486	14%
Total production costs (000)(6)	$88,448	$76,136	16%
- Per ounce sold	$604	$493	23%

- Realized gold price per ounce	$1,555	$1,226	27%
- Operating cash margin per ounce (7)	$1,111	$865	28%

(1)	Reported gold production is subject to final refinery settlement.
(2)

Gold sales (ounces) for YTD 2011 includes 4,610 ounces estimated to be have been sold during the year from the Escondida zone. These ounces are excluded for purposes of calculating cash operating costs per ounce sold, total cash costs per ounce sold, total production costs per ounce sold and operating cash margin per ounce.

(3)

“Cash operating costs” is a non-GAAP measure which includes all direct mining costs, refining and transportation costs and by-product credits. “Cash operating costs” is equivalent to mining and processing costs as reported in the Company’s financial statements, which is presented net of inventory adjustments.

(4)	Royalties are included as of April 1, 2006 at 5% of net precious metals revenues (as determined in accordance with the royalty agreement).
(5)

“Total cash costs” is a non-GAAP measure which includes all “cash operating costs” and royalties. “Total cash costs” is equivalent to mining and processing costs and royalties as reported in the Company’s financial statements.

(6)

“Total production costs” is a non-GAAP measure which includes all “total cash costs”, amortization, and accretion of asset retirement obligations. “Total production costs” is equivalent to mining and processing costs, royalties, amortization and accretion of asset retirement obligations as reported in the Company’s financial statements.

(7)

“Operating cash margin per ounce” is a non-GAAP measure which is calculated as the difference between the Company’s gold sales and mining and processing and royalty expenses (“total cash costs”) as reported in the Company’s financial statements.

Cash operating costs in 2011 were $368 per ounce of gold sold, at the low end of the Company’s full year guidance range of $365-$390 per ounce and 22% higher than in 2010. Cash operating costs per ounce in 2011 were higher relative to the same periods of last year due to lower grades mined, higher input costs as well as the relative strengthening in the value of the Mexican peso compared to the United States dollar. Amortization was $160 per ounce of gold sold in 2011, 20% higher than $133 per ounce in the same period of 2010. The Company made significant capital additions over the past year, which has increased the capital cost base and resulted in higher amortization expense per ounce in 2011.

14 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Production from certain mining concessions within the Salamandra District is subject to a sliding scale production royalty. At gold prices above $400, the royalty is calculated at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs. The royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the Company. With the achievement of commercial production on April 1, 2006, production to a maximum of two million ounces of gold is subject to royalty. As at December 31, 2011, the royalty was paid or accrued on approximately 806,000 ounces of applicable gold production. Royalty expense of $11.2 million increased 23% from royalty expense of $9.1 million in 2010, attributable to a higher average market gold price.

Exploration

The Company’s accounting policy for exploration costs requires that exploration expenditures that do not meet the criteria for mine development be expensed as incurred. Total exploration spending in 2011 was $16.7 million, of which $9.5 million was expensed. Exploration spending in Mexico of $5.3 million was expensed, while $3.1 million was capitalized relating to drilling at San Carlos and El Victor North. In addition, $4.1 million of exploration costs supporting development of Ağı Dağı and Kirazlı were capitalized and $4.2 million was expensed. Comparatively, in 2010, a total of $13.8 million was invested in exploration, of which $7.6 million was expensed and $6.2 million related to Turkey was capitalized.

Corporate and Administrative

Corporate and administrative expenses of $9.6 million in 2011 were 5% higher than the $9.2 million incurred in 2010. Higher corporate and administrative costs were primarily the result of higher costs associated with the Company’s administration office in Turkey, higher salary costs related to new employees in the Toronto head office and increased travel costs.

Share-based Compensation

Share-based compensation expense in 2011 was $13.5 million compared to $16.3 million in 2010. The value of share-based compensation expense related to stock options is added to the contributed surplus account within shareholders’ equity, resulting in no net effect on total shareholders’ equity.

Share-based compensation expense in 2011 is comprised of $12 million related to the Company’s stock option plan and $1.5 million related to a stock appreciation rights (“SARs”) plan that was adopted in the fourth quarter of 2011. SARs are cash-settled liabilities which entitle the holder of a vested SAR to exercise and realize a cash payment equivalent to the intrinsic value of the SAR. The fair value of SARs is measured using the Black-Scholes option pricing model and is remeasured using the Black Scholes model at each reporting date. At settlement, the fair value of the liability is remeasured using intrinsic value and the liability is settled by a cash payment to the holder of the SAR.

All stock option and SARs grants are subject to vesting provisions under which 20% of all stock options and SARs granted vest on the date of grant and 20% at each subsequent six-month period. The vesting provisions result in the calculated market value of stock option grants being charged to expense in accordance with the vesting terms of the option.

2011 RESULTS

Share-based compensation expense for 2011 was lower than in 2010 as a result of a 25% decrease in the number of stock options and SARs granted in 2011 relative to 2010.

Finance Income

Finance income in 2011 was $1.7 million compared to $1.5 million in 2010, as a result of higher cash and short-term investment balances. Interest rates on deposit accounts and short-term investments remain near historically low levels.

Financing Expense

Financing expense includes accretion of the Company’s asset retirement and property acquisition obligation liabilities. The expense for the current year was comparable to the prior year.

Foreign Exchange Loss

The Company recognized a foreign exchange loss of $0.2 million in 2011 compared to a foreign exchange loss of nil in 2010. Throughout 2011, the value of the United States dollar strengthened against all of the Company’s operating currencies, including the Mexican peso, Turkish lira and Canadian dollar.

Significant foreign exchange movements in 2011 included a $2.6 million foreign exchange gain on revaluation of the Company’s Mexican Peso-denominated net liability position, offset by a $1.2 million foreign exchange loss on revaluation of the Company’s net Turkish lira-denominated asset position, and a $1.6 million foreign exchange loss on the Company’s Canadian dollar-denominated net assets.

Income Taxes

Tax expense in 2011 was $45.9 million compared to $26.7 million in 2010. The Single Rate Tax Law (minimum tax) that came into effect in Mexico at the start of 2008 did not contribute to a higher tax expense in 2011, but may in future periods. The Company is cash taxable in Mexico and must calculate and provide for tax instalments on a monthly basis. The Company satisfies its tax liability through periodic instalment payments, as well as by offsetting refundable value-added tax owed from the Mexican government against its tax payable liability.

The statutory income tax rate in Mexico for 2011 is 30%. In Canada, the combined federal and provincial statutory income tax rate is 28% in 2011. The effective tax rate for 2011 (calculated as a percentage of earnings before income tax) was 43%, substantially higher than the statutory rate. The effective tax rate results from a number of factors, many of which are difficult to forecast. In 2011, the Company recorded a $5 million non-cash deferred tax expense to recognize the impact of foreign exchange movements on temporary tax differences associated with foreign currency denominated non-monetary assets and liabilities. This adjustment is required under IFRS and resulted in a material expense as both the Mexican peso and the Turkish lira weakened significantly. The Company expects the effective tax rate to continue to fluctuate in periods of significant change to Mexican peso and/or Turkish lira foreign exchange rates.

16 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Summary of Quarterly Results

The following table summarizes quarterly results for the past eight quarters. Quarterly gold production has been adjusted to reflect final settlements, where applicable.

	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011 (1)	Q4 2011 (1)
Gold production (ounces)	41,600	38,400	30,200	45,800	37,500	36,000	33,000	46,500

Gold sales (ounces)	42,148	39,688	28,000	44,507	39,186	37,800	28,790	45,224

Gold sales revenues ($000)	46,651	47,494	34,336	60,791	54,376	56,864	47,191	76,317

Earnings from mine operations ($000)	22,041	18,624	11,331	28,058	25,245	25,231	20,038	35,723

Earnings ($000)	15,525	9,474	20,472	18,333	17,857	15,494	5,436	21,294

Earnings ($ per share) – basic/diluted	0.14 / 0.13	0.08	0.18 / 0.17	0.16	0.15	0.13	0.05	0.18

(1)

Gold sales (ounces) for the third and fourth quarter of 2011 include ounces sold from the Escondida zone. Accordingly, gold sales revenues include $2.2 million and $5.2 million in Q3 2011 and Q4 2011 respectively of revenue from the sale of Escondida ounces which is considered to be pre-production revenue and is offset against capitalized Escondida development costs.

Gold sales revenues generally trended higher over the past eight quarters as the Company has benefited from rising gold prices. Higher realized gold prices and gold sales have resulted in generally improved financial results. Gold production in the first and fourth quarters are generally higher than in the second and third quarters of the year, which can be adversely affected by weather-related production issues. The third quarter rainy season in northwestern Mexico adversely impacted gold production, sales and operating results in 2011 and 2010. Seasonal conditions could continue to impact production and financial results in future years if rainfall is significantly different from seasonal averages.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short term investments, amounts receivable, available-for-sale and held-for-trading securities, accounts payable and accrued liabilities and deferred tax liabilities, some of which are denominated in Canadian dollars (“CAD”), Mexican pesos (“MXN”) and Turkish Lira (“TRL”). The Company is exposed to financial gains or losses as a result of foreign exchange movements against the United States dollar (“USD”).

The Company’s cash and cash equivalents may be invested in short-term liquid deposits or investments which provide a revised rate of interest upon maturity. At December 31, 2011, the majority of the Company’s reported cash and cash equivalents were held in bank deposit accounts or 60-day to 90-day term deposits. The Company’s short-term investments are generally term deposits with an initial term-to-maturity on acquisition of greater than 90 days.

2011 RESULTS

The majority of the Company’s cash balances are held in United States dollars. However, the Company does maintain cash and cash equivalents denominated in CAD, MXN and TRL. At December 31, 2011, the Company had entered into derivative contracts in order to manage its exposures to fluctuations in CAD:USD foreign exchange rates.

The Company is exposed to monetary assets and liabilities denominated in CAD. The Company maintains CAD cash and investment balances, which are not fully offset by CAD-denominated liabilities. As a result, the Company has entered into forward foreign currency contracts in order to reduce its exposure to changes in the value of the CAD compared to the USD. In 2011, the weakening of the CAD resulted in a $1.6 million foreign exchange loss. The mark-to-market gain associated with the Company’s forward foreign currency contracts was $nil for year ended December 31, 2011.

The Company also has exposure to monetary assets and liabilities denominated in MXN. Significant cash balances, outstanding amounts receivable, accounts payable or tax liabilities denominated in MXN expose the Company to foreign exchange gains or losses. The Company maintains cash balances in MXN in order to partially mitigate its balance sheet exposure to changes in the MXN/USD exchange rate resulting from its MXN-denominated taxes payable and future tax liability balances. For the year ended December 31, 2011, the Company’s net MXN-denominated liability position resulted in a foreign exchange gain on revaluation of approximately $2.6 million.

At December 31, 2011 the Company’s TRL-denominated net monetary assets consist of approximately $10 million in TRL-denominated cash and short-term investments, in addition to value-added tax (“VAT“) receivables. This exposure contributed to a $1.2 million foreign exchange loss for the quarter due to the weakening of the TRL compared to the USD during the period.

Liquidity and Capital Resources

At December 31, 2011, the Company had $222.6 million in cash and cash equivalents and short-term investments compared to $188.2 million at December 31, 2010. The increase in total cash and cash equivalents and short-term investments of $34.4 million reflects positive cash flows from operations and financing activities offset primarily by capital spending in Mexico and Turkey. Significant cash in-flows in 2011 included $106.5 million cash provided by operating activities, $22.3 million cash proceeds on exercise of options and $0.9 million on proceeds from the sale of equipment. Significant cash out-flows in 2011 included $77 million of capital and exploration expenditures in Mexico and Turkey, $2.2 million in purchases of available-for-sale securities, and $14.1 million in the payment of dividends. The Company’s working capital surplus increased to $251.1 million at December 31, 2011 from $214.6 million at December 31, 2010.

The Company has ongoing budgeted capital and exploration expenditures in Mexico and significant budgeted exploration and development costs in Turkey for 2012. The Company expects to invest in development and construction activities at its projects in Turkey over the next several years, which the Company expects to be able to finance from a combination of existing cash balances and operating cash flows.

The Company has increased its semi-annual dividend from $0.03 per share in the first quarter of 2010 to $0.10 per share in the first quarter of 2012. The Company will continue to evaluate its dividend policy with the objective of continuing to maximize shareholder returns.

18 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Conversion to International Financial Reporting Standards (“IFRS”)

Effective February 2008, the Accounting Standards Board announced that publicly accountable entities would be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for periods beginning on or after January 1, 2011. The transition date of January 1, 2011 required the restatement into IFRS for comparative purposes of amounts previously reported under Canadian GAAP by the Company for the year ended December 31, 2010, including a revised opening balance sheet as at January 1, 2010.

IFRS is based on a conceptual framework that is similar to Canadian GAAP, however, significant differences exist in certain areas of recognition, measurement and disclosure. While the adoption of IFRS did not have a material impact on reported cash flows, it did have a material impact on the statements of financial position and statements of comprehensive income. The impact of these differences on the January 1, 2010 opening statement of financial position, as well as the December 31, 2011 and December 31, 2010 statements of financial position have been disclosed in the consolidated financial statements. In addition, the impact of these differences on the statements of comprehensive income for the years ended December 31, 2011 and 2010 have been disclosed in the consolidated financial statements.

Impact of IFRS on Financial Position

The following is a discussion of the accounting standards that had a significant financial statement impact on the Company’s opening statement of financial position.

1)	IFRS 1, First-Time Adoption of IFRS:

Significant adjustments required on transition to IFRS were made, retrospectively, to opening retained earnings as at January 1, 2010, the date of the first comparative balance sheet presented under IFRS. However, IFRS 1 provides entities adopting IFRS for the first time a number of optional exemptions and mandatory exemptions, in certain areas, to the general requirement for full retrospective application of IFRS on the date of transition. The following are the optional exemptions which the Company elected:

•	Business combination election – The election allows the Company to adopt IFRS 3(R) prospectively from the date of transition.

•

Fair value or revaluation as deemed cost election – The election allowed the Company to record certain items of property, plant and equipment at fair value at the date of transition. The Company obtained independent fair value appraisals for its mobile equipment fleet and identified certain differences between the carrying value and fair value which reduced retained earnings and the related carrying values of mineral property, plant and equipment by approximately $1 million (net of tax) as at the transition date.

•	Share-based payments election – The election enabled the Company to adopt IFRS 2 for unvested options at the date of transition to IFRS.

•

Decommissioning liabilities included in the cost of mineral property, plant and equipment – This election enabled the Company to apply a simplified approach to the determination of the corresponding asset balance relating to decommissioning liabilities at the date of transition.

2011 RESULTS

Due to changes in the discount rate applied to expected future cash out-flows, the adjustment decreased the decommissioning liability by $0.3 million, with a corresponding decrease to the related asset of approximately $0.3 million.

•

Borrowing costs - This election enabled the Company to not have to retrospectively restate balances relating to the implementation requirements of IAS 23(R), as a first-time adopter is able to apply the transitional provisions from the later of January 1, 2009 or the transition date.

2)	IAS 37, Provisions – Differences between Canadian GAAP and IFRS with respect to the discounting calculation and discount rates applied to future asset retirement costs were noted, however, the impact on the Company’s property acquisition liability was not material.

3)	IFRS 2, Share-based payments – As a result of the adoption of IFRS, the Company changed the methodology used to calculate stock option forfeitures and the calculation of graded vesting for compensation expense. Based on the IFRS 1 election discussed above, the transition date adjustment resulted in a reduction of retained earnings of approximately $3.0 million, with a corresponding increase to contributed surplus.

4)	IFRS 6, Exploration costs – The Company’s policy under Canadian GAAP requires that exploration and evaluation costs be capitalized when the properties are identified as having development potential, as evidenced by a positive economic analysis of the project. There was no impact on transition as a result of the IFRS 6 accounting policies elected, other than reclassifications on the statement of financial position.

5)	IAS 12, Income Taxes – A key difference exists in that a deferred tax liability is recognized under IFRS for a temporary difference, except to the extent the deferred tax liability arises from:

a.	The initial recognition of goodwill; or

b.	The initial recognition of an asset or liability in a transaction that is not a business combination; and at the time of the transaction, affects neither accounting profit nor taxable profit (i.e. an asset acquisition).

The Company identified differences for certain transactions in which deferred tax liabilities were recognized under Canadian GAAP. The adjustment reduced the future tax liability by $2.7 million, reduced mineral property, plant and equipment balances by approximately $3.0 million, and decreased opening retained earnings by $0.3 million, as at the transition date.

IAS 12, Income Taxes – A key difference has been identified in that a deferred tax liability is recognized under IFRS for a temporary difference caused by changes in the exchange rate of non-monetary assets and liabilities settled in a foreign currency. Differences existed, given that Canadian GAAP prohibited recognition of deferred tax liabilities for foreign currency changes. The adjustment increased the future tax liability balance by approximately $5.4 million as at the transition date, with a corresponding decrease to opening retained earnings.

Impact of IFRS on Statements of Comprehensive Income

The following is a discussion of the accounting standards that had a significant financial statement impact on the Company’s comparative statements of comprehensive income for the years ended December 31, 2011 and 2010.

20 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

1)	Mineral property, plant and equipment - Due to the adjustments to the provision for decommissioning liabilities and the adjustment for the deemed cost election discussed above, the cost of property plant and equipment is different in accordance with IFRS than in accordance with Canadian GAAP. As a result, even though amortization is calculated in the same manner, the amount of amortization expense differs by $0.3 million for the year ended December 31, 2010.

2)	Share-based payments - The effect of applying IFRS 2 was an increase to stock based compensation expense by $3.0 million for the year ended December 31, 2010, with an offsetting adjustment to contributed surplus.

3)	Provision for decommissioning liabilities - The effect was an increase in financing expense by a nominal amount for the year ended December 31, 2010, with an offsetting adjustment to decommissioning liability.

4)	Provision for property acquisition obligations - The effect was a decrease in financing expense by a nominal amount for the year ended December 31, 2010, with an offsetting adjustment to the property acquisition obligation.

5)	Deferred tax liability - The effect was a reduction of the deferred income tax liability balance of $2.7 million as at January 1, 2010, with an offsetting adjustment to mineral property, plant and equipment of $2.9 million and opening retained earnings of $0.2 million. In addition, in 2010, mineral property, plant and equipment and deferred income taxes were reduced by $17.7 million, as well as foreign exchange loss and deferred income tax expense increased by a total of $1.9 million for the year ended December 31, 2010, with an offsetting adjustment to increase the deferred income tax liability.

6)	Deferred tax asset/liability - The effect was an increase in deferred income tax liability by $5.4 million as at January 1, 2010, with an offsetting adjustment to opening retained earnings. In addition, the effect was a decrease in deferred income tax expense by $2.5 million for the year ended December 31, 2010, with an offsetting adjustment to deferred income tax liability.

7)	Available-for-sale financial assets - For available-for-sale financial assets, foreign exchange amounts arising from translation of the assets are recorded in other comprehensive income, resulting in an adjustment to foreign exchange gain of $0.4 million for the year ended December 31, 2010, with an offsetting adjustment to comprehensive income.

Internal Control over Financial Reporting

Management is responsible for the design and operating effectiveness of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in Canada. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed and operating effectively as at December 31, 2011.

Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the

2011 RESULTS

Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2011 and have concluded that these controls and procedures are effective.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Commitments

The following table summarizes the Company’s contractual obligations at December 31, 2011:

Payments due by period ($000)

Contractual Obligations	Total	Less than 1 year	2 – 3 years	4 – 5 years	More than 5 years
Escondida development (1)	1,500	1,500	-	-	-
Operating lease	955	221	476	258	-
Accounts payable and accrued liabilities	17,024	17,024	-	-	-
Asset retirement obligations	13,431	-	-	-	13,431
Property acquisition obligations	507	363	144	-	-
	33,417	19,108	620	258	13,431

(1)

During the third quarter of 2009, the Company signed a contract with an international mining contractor to develop the Escondida zone of the Mulatos deposit. Total remaining expected costs associated with this contract are approximately $1.5 million to be incurred in 2012.

Contractual obligations exist with respect to royalties; however gold production subject to royalty cannot be ascertained with certainty and the royalty rate varies with the gold price. Based on the current gold price and rates of production, royalty expense is expected to be in the range of $4 to $5 million per quarter.

The Company has signed relocation contracts with certain property owners and possessors in the town of Mulatos. In addition, negotiations for surface rights with respect to the La Yaqui and Cerro Pelon development properties are ongoing. Negotiation efforts are currently focused on resolving differences in price expectations between the Company and various counterparties.

During the second quarter of 2008, the Company entered into a land purchase agreement with certain landowners. Pursuant to the land purchase agreement, the Company made a payment of $1.25 million in order to secure temporary occupation rights to specified land. An additional payment of $1 million based on current exchange rates is payable once the land has been vacated and is transferred to the Company, which has not been accrued as at December 31, 2011. The probability and timing of this additional payment is currently unknown to the Company.

22 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

During 2010, the Company received notice that the Mulatos Ejido had filed a complaint with the Unitary Agrarian Court to nullify the 2008 land purchase agreement. The Company has received a legal opinion that the action is without merit. Preliminary hearings are being held, and the matter remains unresolved by the Court at this time. The Company is committed to completing the agreement based on the original terms. The land purchase agreement does not affect current mining operations of the Company.

Additional future property acquisition, relocation benefits, legal and related costs may be material. The Company cannot currently determine the expected timing, outcome of negotiations or costs associated with the relocation of the remaining property owners and possessors and potential land acquisitions.

Outstanding Share Data

The table below describes the terms associated with the Company’s outstanding and diluted share capital:

February 21, 2012
Common shares
- Common shares outstanding	119,114,006

Stock options	5,674,700
- Average exercise price CAD$13.30; approximately 70% vested

Total	124,788,706

Outlook

The Company successfully achieved its revised production and cost guidance in 2011, with the Mulatos Mine producing 153,000 ounces at a cash operating cost (exclusive of the 5% royalty) of $368 per ounce of gold sold. Despite a number of operational challenges, including cyanide supply and weather-related issues, gold production exceeded 150,000 ounces for the fourth consecutive year in 2011, while maintaining cash operating costs well below $400 per ounce.

In 2012, the Mulatos Mine is forecast to produce its one millionth ounce of gold. Ongoing exploration success has resulted in a track record of mined reserves being replaced. In 2012, the Company expects production to increase to between 200,000 and 220,000 ounces at a cash operating cost of $365 to $390 per ounce of gold sold ($450 to $475 per ounce of gold sold inclusive of the 5% royalty, assuming a $1,700 gold price). The Company expects that gold produced from the gravity mill, which will process high-grade ore from Escondida, will add a minimum of 67,000 ounces of production in 2012 at a grade of 13.4 g/t Au. Based on bulk sample testing conducted in 2007, the Company believes that there is the potential for higher production from the gravity mill as a result of realizing positive grade reconciliation to the reserve grade.

The high-grade gravity mill has been constructed and is currently undergoing commissioning and is expected to be operational with high-grade production by the end of the first quarter of 2012. The current life of the Escondida zone is approximately three years and exploration efforts in Mexico in 2012 will continue to focus on sourcing additional high-grade mill feed.

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Metallurgical testing completed in 2011 on higher grade ore from San Carlos demonstrated that it is amenable to gravity processing, potentially doubling the amount of available mill feed. Further optimization and metallurgical studies are underway in order to increase the amount of high grade ore that can be processed through the gravity plant.

In 2011, the Company demonstrated exploration success at its Ağı Dağı and Kirazlı projects in northwestern Turkey, with measured and indicated resources more than doubling since the Company acquired the projects in early 2010. In addition, the discovery of Çamyurt project is expected to further increase resources and to materially contribute to the Company’s production profile in Turkey. An updated resource estimate which incorporates the initial resource for Çamyurt is expected to be released in March 2012.

Throughout 2012, activities in Turkey will be focused on completing the preliminary feasibility study in the second quarter, securing EIA approvals in the third quarter and the commencement of construction activities in the fourth quarter of 2012. The preliminary feasibility study will incorporate the additional resources and accommodate the increased scope of the projects since acquisition. The Company believes that the revised combined production profile of Ağı Dağı and Kirazlı could result in annual production rates in Turkey that are substantially higher than initially reported in the March 2010 Scoping Study of 135,000 ounces per annum over an expected 8-year mine life.

Exploration activities in 2012 are expected to continue to expand resources in both Mexico and Turkey. In Mexico, the focus will be on step-out drilling at San Carlos and expansion of the mineralized zone at El Victor North, in addition to the initiation of underground development for exploration drilling. In Turkey, drilling activities in the first half of 2012 will focus on engineering activities to support the project development plan. Infill and expansion drilling at Çamyurt will continue, in addition to drill programs at the highly prospective Rockpile target.

The Company continues to strengthen its financial position: debt-free with over $240 million in cash and short-term investments at February 21, 2012 and continued strong cash flows from operations. This financial strength will continue to allow the Company to finance its immediate capital, development and exploration plans, as well as provide significant funding for development of additional projects through internal growth or acquisitions.

Future accounting policy changes

The following are new pronouncements approved by the IASB. The following new standards and interpretations are not yet effective and have not been applied in preparing these financial statements, however, they may impact future periods.

(i) IFRS 9 Financial Instruments was issued by the IASB on November 12, 2009 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options available in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The impact of IFRS 9 on the Company’s financial instruments has not been determined.

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(All amounts are expressed in United States dollars, unless otherwise stated)

(ii) IFRS 10 Consolidated Financial Statements is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 10 replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities (“SPE’s”). IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27. The impact of adoption of IFRS 10 on the consolidated financial statements has not been determined.

(iii) IFRS 12 Disclosure of Interests in Other Entities was released in May 2011 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. If an entity applies this standard earlier, it does not need to apply IFRS 10, IFRS 11, IAS 27 (2011) and IAS 28 (2011) at the same time. IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. The Company intends to adopt IFRS 12 in its financial statements for the annual period beginning on January 1, 2013. Given the nature of the Company’s interests in other entities, the Company does not expect the amendments to have a material impact on the financial statements.

(iv) IFRS 13 Fair Value Measurement was issued in May 2011 and is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on earnings or other comprehensive income. IFRS 13 explains ‘how’ to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards. The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The impact of adoption of IFRS 13 has not yet been determined.

(v) Amendments to IAS 1 Presentation of Financial Statements was issued in June 2011 and is effective for annual periods beginning on or after July 1, 2012. IAS 1 should be applied retrospectively, but early adoption is permitted. The amendments require that an entity present separately the items of OCI that may be reclassified to earnings in the future from those that would never be reclassified to earnings. Consequently an entity that

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presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these categories. The existing option to present the earnings and other comprehensive income in two statements has remained unchanged. The Company intends to adopt the amendments in its financial statements for the annual period beginning on January 1, 2013. The impact of adoption of the amendments has not yet been determined.

(vi) IFRIC Interpretation 20 Stripping Costs in the Production Phase of a Surface Mine was issued in October 2011, and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRIC 20 sets out the criteria for the capitalization of production stripping costs to non-current assets, and states that the stripping activity is recognized as a component of the larger asset to which it relates. In addition, IFRIC 20 requires companies to ensure that capitalized costs are amortized over the useful life of the component of the ore body to which access has been improved due to the stripping activity. The Company intends to adopt the amendments in its financial statements for the annual period beginning on January 1, 2013. The impact of adoption of IFRIC 20 has not yet been determined.

Critical Accounting Estimates

The preparation of financial statements under IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. Accounts which require management to make material estimates and significant assumptions in determining amounts recorded include: impairment of tangible and intangible assets, recoverable reserves, inventory recoveries, share-based payments, decommissioning liabilities, units of production amortization, provisions and contingencies, and recovery of deferred tax assets.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the current and following fiscal years include: determination of functional currency and amortization methods.

i) Impairment:

The Company assesses its mineral property, plant and equipment and exploration and evaluation assets annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

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(All amounts are expressed in United States dollars, unless otherwise stated)

ii) Recoverable reserves:

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its recoverable reserves based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of commodity prices, production costs, future capital requirements, and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of exploration and evaluation assets, mineral property, plant and equipment, decommissioning liabilities, and amortization expense.

iii) Units-of-production (“UOP”) amortization:

Estimated recoverable reserves are used in determining the amortization of certain mineral property, plant and equipment. This results in an amortization charge proportional to the depletion of the anticipated remaining mine life. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves and estimates of future capital expenditures. Numerous UOP amortization methods are available to choose from; the Company has adopted a methodology based on estimated recoverable reserves over the life of mine.

iv) Inventory:

The Company accounts for its in-process precious metals inventory using a process flow for applicable costs appropriate to the physical transformation of ore through the mining, crushing, leaching and gold recovery process. The Company is required to estimate the ultimate recovery based on laboratory tests and ongoing analysis of leach pad kinetics in order to determine the recoverable metals from the leach pad at the end of each accounting period. If the Company determines at any time that the ultimate recovery should be adjusted downward, then the Company will adjust the average carrying value of a unit of metal content in the in-process inventory and adjust upward on a prospective basis the unit cost of subsequent production. Should an upward adjustment in the average carrying value of a unit of metal result in the carrying value exceeding the realizable value of the metal, the Company would write down the carrying value to the realizable value.

v) Share based payments:

The Company follows accounting guidelines in determining the fair value of share-based compensation. The computed amount is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options or stock appreciation rights before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference); and the appropriate risk-free rate of interest. Share-based compensation incorporates an expected forfeiture rate. The

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expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates, and is adjusted if the actual forfeiture rate differs from the expected rate.

The resulting value calculated is not necessarily the value that the holder of the instrument could receive in an arm’s length transaction, given that there is no market for these instruments and they are not transferable. It is management’s view that the value derived is highly subjective and dependent upon the input assumptions made.

vi) Decommissioning liabilities:

The Company is required to determine the expected value of the estimated costs of decommissioning liabilities and to recognize this value as a liability when reasonably determinable. Key assumptions in determining the amount of the liability are: total undiscounted cash outflows, expected timing of payment of the cash outflows and appropriate inflation and discount rates to apply to the timing of cash outflows. Because the liability is recorded on a discounted basis, it is increased due to the passage of time with an offsetting charge to financing expense in the statement of comprehensive income. The Company calculated its estimated mine site closure costs based on a mine closure and reclamation plan prepared by management and reviewed by an independent third party. The majority of the expenditures associated with reclamation and mine closure will be incurred at the end of the mine life, expected to be approximately 9 years based on expected proven and probable reserves and the current rate of production.

vii) Provisions:

The Company records provisions which include various estimates, including the Company’s best estimate of the future costs associated with settlement of the obligation, and discount rates applied. Such estimates are necessarily calculated with reference to external sources, all of which are subject to annual review and change.

viii) Recovery of deferred tax assets:

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows and the application of existing tax laws in each jurisdiction.

Risk Factors and Uncertainties

The financing, exploration, development and mining of any of the Company’s properties is subject to a number of factors including the price of gold, laws and regulations, political conditions, currency fluctuations, environmental regulations, hiring qualified people and obtaining necessary services in jurisdictions where the Company operates. The current trends relating to these factors are favorable but could change at any time and negatively affect the Company’s operations and business.

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry which may have a material impact on, or constitute risk factors in respect of the Company’s future financial performance.

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(All amounts are expressed in United States dollars, unless otherwise stated)

Industry

The Company is engaged in exploration, mine development and the mining and production of precious metals, primarily gold, and is exposed to a number of risks and uncertainties that are common to other companies in the same business. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are risks involved in the operation of mines and the conduct of exploration programs. The Company has relied on and may continue to rely upon consultants and others for mine operating and exploration expertise. Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, the Company may not be able to raise sufficient funds for development. The economics of developing mineral properties are affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Where expenditures on a property have not led to the discovery of mineral reserves, spent costs will not usually be recoverable.

Commodity Price

The value of the Company’s mineral resources and future operating profit and loss is affected by fluctuations in gold prices, over which the Company has no control. A reduction in the price of gold may prevent the Company’s properties from being economically mined or result in the write-off of assets whose value is impaired as a result of low gold prices. The price of gold may also have a significant influence on the market price of the Company’s common shares. The price of gold is affected by numerous factors beyond the Company’s control, such as the level of inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world. The price of gold has increased significantly in the past several years. The current gold price is significantly above impairment levels. The Company has elected not to engage in significant forward selling, as a number of gold mining companies have been adversely affected by maintaining a substantial forward sales book in the face of a rising gold market. At the current rate of production, revenue will change by approximately $160,000 with each $1 change in the price of gold.

Currency

The Company is subject to currency risks. The Company’s functional currency is the United States dollar, which is subject to recent fluctuations against other currencies. The Company’s primary operations are located in Mexico and many of its expenditures and obligations are denominated in Mexican pesos. In addition, the Company has exploration and development activities ongoing in Turkey where the majority of its expenditures and obligations are in Turkish lira or Euros. The Company’s head office is in Canada where it maintains cash accounts in United States and Canadian dollars. As a result, the Company has monetary assets and liabilities and expenditures in United States dollars, Canadian dollars, Mexican pesos, Turkish lira and Euros. The Company’s results of operations are subject to foreign

2011 RESULTS

currency fluctuation risks and such fluctuations may adversely affect the financial position and operating results of the Company. The Company has not undertaken to mitigate transactional volatility in either the Mexican peso or the Canadian dollar at this time. A 1% change in the relative value of the Canadian dollar would impact corporate and administrative costs by approximately $80,000 annually; a 1% change in the relative value of the Mexican peso would impact operating costs by approximately $270,000 annually. A significant strengthening in the value of the Turkish lira compared to the United States dollar could adversely impact the economics associated with the Company’s development-stage assets in Turkey.

Business

The Company has limited financial resources which could affect its ability to carry out its business plan. The Company’s ability to secure fixed gold prices or future foreign exchange rates is affected by its creditworthiness. Because of its limited operating record, it may not be able to hedge future risk to the extent it feels is appropriate. The Company’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured, nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit.

Competitive

The Company’s business is intensely competitive, and the Company competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. The Company’s inability to compete with other mining companies for these mineral deposits could have a material adverse effect on the Company’s results of operations and business.

Country

The Company conducts exploration, mine development and mining and production activities in Sonora, Mexico. Mexico is a developing country and obtaining financing, finding or hiring qualified people or obtaining all necessary services for the Company’s operations in Mexico may be difficult. Mexico’s status as a developing country may make it more difficult for the Company to attract investors or obtain any required financing for its mining projects.

The Company recently acquired development-stage assets in Turkey and is subject to risks associated with conducting exploration activities and planning mine development activities in Turkey, including risks with respect to staffing, financing, obtaining the required goods and services, permitting, community relations and environmental risks.

The Company strives to maintain good relations with the local communities in which it operates by providing employment opportunities and social services. The Company has entered into surface agreements with the Mulatos Ejido. In addition, the Company has entered

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(All amounts are expressed in United States dollars, unless otherwise stated)

into agreements with individual Ejido members for the surface rights to which they have been assigned. The transfers of title to these surface rights have been registered under Mexican law.

The Company is also in negotiations with Ejido and non-Ejido members, as a group and individually, to relocate the existing community of Mulatos, and to acquire additional surface rights. Negotiations with the Ejido can become time-consuming if demands for compensation become unreasonable. In addition, risk exists that Ejido and/or non-Ejido members could take action in attempts to physically impede access to the mine or mining operations. Such actions could include a blockade of the mine and could result in significant downtime and associated costs or suspension of operations and loss of production. With the assistance of experienced legal advisors and input and assistance from state and local government officials, the Company expects that it will be able to acquire its land-use requirements at a reasonable cost, however, there can be no assurance that this will be the case. The Company also expects that any actions taken by Ejido or non-Ejido members to interrupt or otherwise impede mine operations will be addressed by the appropriate state and federal government authorities.

During 2010, the Company received notice that the Mulatos Ejido had filed a complaint with the Unitary Agrarian Court to nullify the 2008 land purchase agreement. The Company has received a legal opinion that the action is without merit. Preliminary hearings are being held, and the matter remains unresolved by the Court at this time. The land purchase agreement does not affect current mining operations of the Company.

The acquisition of the right to exploit mineral properties is a detailed and time-consuming process. Although the Company is satisfied it has taken reasonable measures to acquire unencumbered rights to explore on and exploit its mineral reserves on the Salamandra group of concessions, no assurance can be given that such claims are not subject to prior unregistered agreements or interests or to undetected or other claims or interests which could be material and adverse to the Company.

Mexico recently enacted new tax laws which provide an additional layer of complexity and uncertainty in evaluating the financial benefit from current and future operations.

Environmental

The operations of the Company are subject to environmental regulations promulgated by government agencies from time to time. Specifically, the Company activities related to its Salamandra Concessions are subject to regulation by SEMARNAP, the environmental protection agency of Mexico. Regulations require that an environmental impact statement, known in Mexico as a Manifesto Impacto Ambiental, be prepared by a third-party contractor for submittal to SEMARNAP. Studies required to support the Manifesto Impacto Ambiental include a detailed analysis of the following areas: soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. The Company must also provide proof of local community support for a project to gain final Manifesto Impacto Ambiental approval. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.

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Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

Regulatory

The Company’s activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters in both Mexico and Turkey. Specifically, the Company’s activities related to its Mulatos Mine and the Salamandra group of concessions are subject to regulation by SEMARNAP, the environmental protection agency of Mexico, Comisión Nacional del Aqua (“CAN”), which regulates water rights, and the Mexican Mining Law. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. The Company’s mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company activities or maintaining its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

A number of other approvals, licenses and permits are required for various aspects of mine development. While the Company has used its best efforts to ensure title to all its properties and secured access to surface rights, these titles or rights may be disputed, which could result in costly litigation or disruption of operations. The Company is uncertain if all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities within the Company’s Salamandra group of concessions or any other projects with which the Company becomes involved. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

A new Mining Law was adopted in Turkey in 2010. It contains certain provisions designed to streamline the permitting and development processes and encourage concession-holders to advance their projects on a more timely basis in order to maintain the concessions in good standing. The Company’s concessions in Turkey are subject to meeting specific deadlines for obtaining certain permits and advancing its concessions in Turkey. While the Company is confident in its ability to meet all required deadlines or milestones to maintain its concessions in good standing, there is no guarantee that the Company will be able to do this. The loss of key concessions could have a significant adverse impact on the Company’s operating and development plans.

Estimates

The mineral reserves and resource estimates of the Company are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The Company relies on laboratory-based recovery models to project estimated ultimate recoveries by ore type at

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(All amounts are expressed in United States dollars, unless otherwise stated)

optimal crush sizes. Actual gold recoveries in a commercial heap leach operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geologic, metallurgical or engineering work, and work interruptions, among others. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades or ore types, may have an adverse effect on mining operations or the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in proven and probable reserves or resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated proven and probable reserves and resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations. Based on the expected 2011 rate of production and budgeted cash operating costs, a 1% change in the expected rate of recovery of gold would result in a $4 per ounce change in cash operating costs, and an approximate $2,000,000 change in income and cash flow annually, before royalties and income taxes. A 1% change in cash cost per tonne of ore would result in a $3 per ounce change in cash cost, and approximately $500,000 change in income and cash flow annually, before royalties and tax charges.

Dependence on Management

The Company is dependent on key personnel and the absence of any of these individuals could result in a significantly negative effect on the Company. The Company strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term. As the Company’s operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries. The Company is dependent, in particular, on its Chief Executive Officer, John McCluskey and its Chief Operating Officer, Manley Guarducci. Key man life insurance is not in place on Messrs. McCluskey or Guarducci. If the services of the Company’s management and key personnel were lost, it could have a material adverse effect on future operations.

Legal

Substantially all of the Company’s assets are located outside of Canada, and are held indirectly through foreign affiliates. It may be difficult or impossible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against the portion of the Company’s assets located outside of Canada.

Forward-Looking Statements

Except for historical information contained in this management’s discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

This MD&A contains forward-looking statements concerning the Company’s plans for its properties and other matters within the meaning of Section 21E of the Securities Exchange

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Act of the United States. Forward-looking statements include, but are not limited to: statements with respect to anticipated commencement dates of mining expansions; potential expansion costs; operations; projected quantities of future metal production; anticipated production rates and mine life; operating efficiencies; costs and expenditures and conversion of mineral resources to proven and probable reserves; and other information that is based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning proven and probable reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral resources or mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Exploration results that include geophysics, sampling and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

The Company has made projections of its annual production and operating costs based on an annual budget which incorporates assumptions based on mining in sequence its mineral reserves at projected rates of tonnes and grade, assessing probable costs for mining and processing activities, projecting reasonable foreign exchange rates and achieving indicated rates of gold recovery derived from laboratory testing and historical experience. These assumptions are considered reasonable in the circumstances, but may be subject to change as additional information becomes available.

Cautionary Non-GAAP Measures and Additional GAAP Measures

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain Non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.

Additional GAAP measures which are presented on the face of the Company’s consolidated statements of comprehensive income include “Mine operating costs”, “Earnings from mine operations” and “Earnings from operations”. These measures are intended to provide an indication of the Company’s mine and operating performance. “Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure

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MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

which could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Mining cost per tonne of ore” and “Cost per tonne of ore” are Non-GAAP performance measures which could provide an indication of the mining and processing efficiency and effectiveness of the Mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are Non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These Non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.